ARKEMA RECEIVED

2007 JUN 25 A 5:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 21st, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

[redacted]

07024700

Rule 12g3-2(b) Exemption
File No. 082-34965

PROCESSED
JUN 28 2007
THOMSON
FINANCIAL

SUPPL

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;

- filed or is required to file with and which is made public by Euronext Paris; or

- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended ***(the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com

ARKEMA

Enclosed document

- Press release : "Pierre Benite : End of procedure with the works Council "

Press release

Communiqué de presse

Colombes, June 19th 2007

Proposed plan for the future of the Pierre-Bénite plant (France): End of the information/consultation procedure with the works Council

The meetings of the Central Works Council in Paris on June 15th 2007 and of the local Works Council in Pierre-Bénite on June 18th 2007 marked the completion of the information / consultation procedure with the personnel representative bodies as part of the proposed future of the Pierre-Bénite plant.

The plan will refocus the Pierre-Bénite plant on its most efficient activities, and make it the main pole of development for Arkema's fluorochemicals business in Europe.

The project also provides for the divestment of the inorganic coagulants (products for water treatment), with annual sales of some 20 million euros, to Kemira.

A global chemical player, Arkema consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 17,000 employees, Arkema achieves sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.

INVESTOR RELATIONS :
Frédéric Gauvard Tel : +33.1.49.00.82.53 E-mail : frederic.gauvard@arkema.com

PRESS :
Jacques Badaroux Tel. : +33 1 49 00 71 34 Fax : +33 1 49 00 52 68 E-mail : jacques.badaroux@arkema.com

END